

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)


10015814

Ref : BC/GH/CPP/10/045

BY AIRMAIL

19th April, 2010

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 19th April, 2010 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement regarding Major and Connected Transaction in relation to the New Loan Agreement.
Date : 19th April, 2010
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

MAJOR AND CONNECTED TRANSACTION IN RELATION TO THE NEW LOAN AGREEMENT

On 21 April 2009, EKCM, a wholly-owned subsidiary of the Company, entered into the Existing Loan Agreement with ECI Metro in relation to the provision of the Existing Loan. The Existing Loan will expire on 20 April 2010 and on 19 April 2010, EKCM entered into the New Loan Agreement with ECI Metro in relation to the provision of the New Loan.

ECI Metro is a jointly-controlled entity of the Company in which EKCM has an indirect 50% equity interest. Since Mr. Chatchaval Jiaravanon, an executive director of the Company, is the son-in-law of Mr. Thongsai Burapachaisri, who holds an approximately 92.4% equity interest in Metro Tractor, which in turn holds the other 50% equity interest in ECI Metro, Mr. Thongsai Burapachaisri and ECI Metro are connected persons of the Company pursuant to Chapter 14A of the Listing Rules. As the ECI Metro Group has borrowed and will continue to borrow from CCFL to fund its purchase of Caterpillar brand construction machinery and tools, and CCFL has agreed to provide such financing against, among other things, the Guaranty as disclosed in the announcements of the Company dated 4 July 2007 and 30 October 2008, respectively, the transactions under the New Loan Agreement and the Guaranty are required to be aggregated pursuant to Rules 14.22 and 14A.25 of the Listing Rules. As one of the applicable aggregate percentage ratios is more than 25% but less than 100%, the New Loan, when aggregated with the Guaranty, constitutes a major and connected transaction for the Company under the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

To the best knowledge of the Directors, as no Shareholder has any material interest in the New Loan Agreement, none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for approving the transactions contemplated under the New Loan Agreement. CPI Holding, Worth Access and OSIL, each of which is wholly-owned by companies which are held as to 51.31% of their issued share capital by the Chearavanont Shareholders, and which hold on an aggregate basis approximately 74.98% of the issued share capital of the Company as at the date of this announcement, have given their written approval of the New Loan. Application has been made to the Stock Exchange for a waiver of the requirement of holding a general meeting to approve the New Loan Agreement and to accept the written independent shareholders' approval pursuant to Rule 14A.43 of the Listing Rules.

A circular containing further details of the New Loan will be despatched to Shareholders in due course.

1. THE NEW LOAN AGREEMENT

(a) Date

19 April 2010

(b) Parties

Lender: EKCM, a wholly-owned subsidiary of the Company; and

Borrower: ECI Metro, a jointly-controlled entity of the Company, in which EKCM holds an indirect 50% equity interest.

(c) Details of the New Loan

Under the New Loan Agreement, EKCM will lend, or procure its direct or indirect subsidiaries or a third party to lend to ECI Metro the principal amount of up to US$29,000,000 (or its equivalent in RMB) in cash, at a rate per annum equal to the prime rate of interest published by the People's Bank of China on the draw down date for RMB borrowings of one-year multiplied by 1.15 (subject to any adjustment to be mutually agreed). The interest rate for the New Loan was determined after arm's length negotiation between EKCM and ECI Metro with reference to the prevailing interest rates quoted by the commercial bank in the PRC. The term of the New Loan Agreement is one year commencing from the date of the New Loan Agreement, subject to extension by mutual agreement. ECI Metro shall pay interest and repay the principal amount drawn upon maturity.

(d) Conditions Precedent

Completion of the New Loan Agreement is conditional upon, among other things, full compliance with the applicable requirements of the Listing Rules, including obtaining (where applicable) a waiver from the Stock Exchange to accept a written independent shareholders' approval of the Company in lieu of holding a general meeting to approve the New Loan Agreement and the transactions contemplated hereunder.

As at the date of this announcement, the condition precedent set out above has been fulfilled.

(e) Drawdown

The New Loan can be drawn down upon receipt of prior written drawn down notice of at least five business days immediately following the day upon which all of the conditions for the New Loan Agreement shall have been fulfilled, or such other date as the relevant parties may agree in writing, provided that the first drawdown of the New Loan shall occur on the business day immediately following the fulfilment of all the conditions for the New Loan Agreement and shall be applied to repay the full amount of the Existing Loan (including accrued interest).

INFORMATION ON THE PARTIES

The Group is principally engaged in the operation of feedmills for the production and sale of feed products, production and sale of chlortetracycline products, the manufacturing and sale of motorcycles, the sale of Caterpillar machinery, and manufacturing and sale of carburetors and automobile accessories through its jointly-controlled entities and property and investment holding.

ECI Metro is a jointly-controlled entity of the Company in which EKCM, a wholly-owned subsidiary of the Company, has a 50% indirect equity interest. ECI Metro is the sole agent of the Caterpillar brand of construction machinery and tools in the western region of the PRC and is principally engaging in the sales, leasing and repair services of Caterpillar construction machinery in the PRC.

REASONS FOR THE NEW LOAN

As the Existing Loan is due to expire on 20 April 2010, the New Loan Agreement is entered into so that ECI Metro can repay the amount outstanding under the Existing Loan Agreement. The New Loan will allow ECI Metro to continue to finance its purchase of Caterpillar machinery and spare parts and provide working capital for the ECI Metro Group. The other shareholder of ECI Metro, Metro Tractor, has also agreed to continue to procure a loan of up to US$29,000,000 (or its equivalent in RMB) to ECI Metro for the same purpose.

Given that (i) the New Loan will continue to provide support to ECI Metro for its increasing scale of operation and therefore strengthen its revenue stream and profitability and will in turn benefit the Group; and (ii) the other shareholder of ECI Metro has also agreed to continue to procure a similar loan to ECI Metro for the same purpose, the Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from the independent financial adviser) consider that the provision of the New Loan is on normal commercial terms, in the interests of the Company and the Shareholders as a whole and are fair and reasonable.

LISTING RULES IMPLICATIONS

ECI Metro is a jointly-controlled entity of the Company in which EKCM has an indirect 50% equity interest. Since Mr. Chatchaval Jiaravanon, an executive director of the Company, is the son-in-law of Mr. Thongsai Burapachaisri, who holds an approximately 92.4% equity interest in Metro Tractor, which in turn holds the other 50% equity interest in ECI Metro, Mr. Thongsai Burapachaisri and ECI Metro are connected persons of the Company pursuant to Chapter 14A of the Listing Rules. As the ECI Metro Group has borrowed and will continue to borrow from CCFL to fund its purchase of Caterpillar brand construction machinery and tools, and CCFL has agreed to provide such financing against, among other things, the Guaranty as disclosed in the announcements of the Company dated 4 July 2007 and 30 October 2008, respectively, the transactions under the New Loan Agreement and the Guaranty are required to be aggregated pursuant to Rules 14.22 and 14A.25 of the Listing Rules. As one of the applicable aggregate percentage ratios is more than 25% but less than 100%, the New Loan, when aggregated with the Guaranty, constitutes a major and connected transaction for the Company under the Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

To the best knowledge of the Directors, as no Shareholder has any material interest in the New Loan Agreement, none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for approving the transactions contemplated under the New Loan Agreement. CPI Holding, Worth Access and OSIL, each of which is wholly-owned by companies which are held as to 51.31% of their issued share capital by the Chearavanont Shareholders, and which hold on an aggregate basis approximately 74.98% of the issued share capital of the Company as at the date of this announcement, have given their written approval of the New Loan. CPI Holding, Worth Access and OSIL each holds 1,004,014,695 Shares, 481,250,000 Shares and 2,724,758,578 Shares, respectively. Application has been made to the Stock Exchange for a waiver of the requirement of holding a general meeting to approve the New Loan Agreement and to accept the written independent shareholders' approval pursuant to Rule 14A.43 of the Listing Rules.

A circular containing further details of the New Loan will be despatched to Shareholders in due course.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Amendment Agreement"	the amendment agreement to the Guaranty entered into on 30 October 2008 between EKCM and CCFL
"Board"	the board of Directors
"CCFL"	卡特彼勒（中國）融資租賃有限公司(Caterpillar (China) Financial Leasing Co., Ltd.*), a company incorporated in the PRC and a party independent of the Company and its connected persons and who is not a connected person of the Company
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont, who, on an aggregate basis, are directly and indirectly interested in 75% of the issued share capital of the Company
"Company"	C.P. POKPHAND CO. LTD., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"CPI Holding"	CPI Holding Co., Ltd., a company incorporated in the British Virgin Islands and wholly-owned by a company which is held as to 51.31% of its issued share capital by the Chearavanont Shareholders
"Directors"	the directors of the Company
"ECI Metro"	ECI Metro Investment Co. Ltd., a company incorporated in the British Virgin Islands, in which the Company holds a 50% indirect equity interest through its wholly-owned subsidiary
"ECI Metro Group"	ECI Metro and its wholly-owned subsidiaries
"EKCM"	Ek Chor China Motorcycle Co. Ltd., a company incorporated in Bermuda and a wholly-owned subsidiary of the Company

"Existing Loan"	the existing loan in the principal amount of up to US$29,000,000 (or its equivalent in RMB) lent or procured by EKCM to ECI Metro under the Existing Loan Agreement and is due to expire on 20 April 2010
"Existing Loan Agreement"	the existing loan agreement dated 21 April 2009 entered into between EKCM and ECI Metro in respect of the provision of the Existing Loan
"Group"	the Company and its subsidiaries
"Guaranty"	the guarantee (as amended by the Amendment Agreement) entered into by EKCM in favour of CCFL, guaranteeing certain indebtedness of the ECI Metro Group up to the maximum amount of US$30.55 million
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Metro Tractor"	Metro Tractor Co., Ltd., a company incorporated in Thailand which holds a 50% equity interest in ECI Metro
"New Loan"	the new loan in the principal amount of up to US$29,000,000 (or its equivalent in RMB) to be lent or procured by EKCM to ECI Metro under to New Loan Agreement
"New Loan Agreement"	the new loan agreement date 19 April 2010 entered into between EKCM and ECI Metro in respect of the provision of the New Loan
"OSIL"	Orient Success International Limited, a company incorporated in the British Virgin Islands and wholly-owned by a company which is indirectly held as to 51.31% of its issued share capital by the Chearavanont Shareholders
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)

"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	ordinary shares of US$0.01 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency of United States
"Worth Access"	Worth Access Trading Limited, a company incorporated in the British Virgin Islands and wholly-owned by a company which is indirectly held as to 51.31% of the issued share capital by the Chearavanont Shareholders

By Order of the Board
Pang Siu Chik
Director

Hong Kong, 19 April 2010

As at the date of this announcement, the Board comprises fourteen executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Bai Shanlin, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Robert Ping-Hsien Ho and Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

* *For identification purpose*